EXHIBITS FOR SUB-ITEM 77M - UTF

Exhibit 77M

On June 29, 2009, the Boards of Directors of the Fund and Cohen & Steers REIT and Utility Income Fund, Inc. ("RTU") approved a proposal, subject to approval by each fund's shareholders, in which RTU would merge with and into the Fund in accordance with Maryland General Corporation Law. The purpose of the transaction was to combine two funds managed by the investment manager with comparable investment objectives and strategies. On November 24, 2009, RTU's shareholders approved the merger. However, after multiple adjournments, the Fund failed to receive a sufficient number of votes to also approve the merger. On December 10, 2009, the Fund's Board of Directors determined that the merger remained in the best interest of shareholders and set new record and shareholder meeting dates of December 17, 2009 and February 26, 2010, respectively.

On February 26, 2010, the Fund's shareholders approved the merger with RTU and as of the close of business on March 12, 2010, the Fund acquired all the net assets of RTU with the investment portfolio constituting the principal asset. The acquisition was accomplished by a tax-free exchange of 58,858,135 shares worth $753,236,069 of RTU for 43,234,832 shares of the Fund. The net assets of RTU and the Fund immediately before the acquisition were $753,236,069 (including $26,115,833 of net unrealized appreciation) and $754,736,092, respectively. The combined net assets of the Fund immediately following the acquisition were $1,507,972,160. For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair value; however the cost basis of the investments received from RTU was carried forward to align ongoing reporting of the Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Merger related expenses, which were borne by the Fund were approximately
$507,000.